Cellular Biomedicine Group, Inc.
19925 Stevens Creek Blvd., Suite 100
Cupertino, CA 95014

June 16, 2016

VIA EDGAR

Suzanne Hayes
Assistant Director, Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Cellular Biomedicine Group, Inc. (the “Registrant”)
Registration Statement on Form S-3 initially filed on March 23, 2016,
File No. 333-210337 (the “Registration Statement”)

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. on June 17, 2016 or as soon as practicable thereafter.

Please note that we acknowledge the following:

1. Should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact me at your earliest convenience.

Very truly yours,

/s/ Bizuo (Tony) Liu
Bizuo (Tony) Liu
Chief Executive Officer

cc:	Sarah E. Williams, Esq.